Exhibit 99.3

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

INVITEL HOLDINGS A/S

October 28, 2009

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

i Please detach along perforated line and mail in the envelope provided. i

¢ 00030000333300000000    6                                                             102809

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” ALL PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
			FOR	AGAINST	ABSTAIN

1.      The approval and adoption of the Debt Restructuring Agreement among Invitel Holdings A/S, Magyar Telecom B.V. and Hungarian Telecom Finance International Limited dated as of September 30, 2009 and the consummation of all of the transactions and actions contemplated by the Debt Restructuring Agreement.

			☐	☐	☐

2. The election of four alternate directors to Invitel’s Board of Directors, such alternate directors to serve until Invitel’s 2010 Annual General Meeting.

		2.1 Thierry Baudon	☐	☐	☐

		2.2 Craig Butcher	☐	☐	☐

		2.3 Nikolaus Bethlen	☐	☐	☐

		2.4 Michael Krammer	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

¢

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

¢

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

INVITEL HOLDINGS A/S

October 28, 2009

PROXY VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions. Have your proxy card available when you access the web page, and use the Company Number and Account Number shown on your proxy card.

TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call and use the Company Number and Account Number shown on your proxy card.	COMPANY NUMBER

ACCOUNT NUMBER
Vote online/phone until 11:59 PM EST October 22, 2009.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

i Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. i

¢ 00030000333300000000    6                                                             102809

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” ALL PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
			FOR	AGAINST	ABSTAIN

1.      The approval and adoption of the Debt Restructuring Agreement among Invitel Holdings A/S, Magyar Telecom B.V. and Hungarian Telecom Finance International Limited dated as of September 30, 2009 and the consummation of all of the transactions and actions contemplated by the Debt Restructuring Agreement.

			☐	☐	☐

2. The election of four alternate directors to Invitel’s Board of Directors, such alternate directors to serve until Invitel’s 2010 Annual General Meeting.

		2.1 Thierry Baudon	☐	☐	☐

		2.2 Craig Butcher	☐	☐	☐

		2.3 Nikolaus Bethlen	☐	☐	☐

		2.4 Michael Krammer	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

¢

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

¢